UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

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ICZOOM GROUP INC.
(Exact name of registrant as specified in its charter)

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Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000
Tel: 86 755 88603072
(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Annual Shareholder Meeting

In connection with the annual meeting of shareholders of ICZOOM Group Inc., a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Form of Proxy Card and Notice of 2024 Annual Meeting of Shareholders, dated July 19, 2024, to be mailed to the shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.
Date: July 19, 2024	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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